GeoVax Labs, Inc.

1900 Lake Park Drive

Suite 380

Smyrna, Georgia 30080

(678) 384-7220

June 25, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	GeoVax Labs, Inc. Registration Statement on Form S-1 File No. 333-288085

Ladies and Gentlemen:

Reference is made to (i) the letter (the “Company Letter”) dated June 17, 2025, as amended, from GeoVax Labs, Inc., a Delaware corporation (the “Registrant”), to the Division of Corporation Finance whereby the Registrant requested effectiveness of the above-captioned registration statement. The Registrant hereby withdraws the request set forth in the Company Letter.

If you have any questions or comments, please contact me or if you prefer, you may contact our counsel, F. Reid Avett of Womble Bond Dickinson (US) LLP, by telephone at (202) 857-4425, or by email at reid.avett@wbd-us.com.

Very truly yours,

GeoVax Labs, Inc.

By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer